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SEC FILE NUMBER
8-066777

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPARRING PARTNERS CAPITAL LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
420 LEXINGTON AVENUE, SUITE 2458
(No. and Street)

NEW YORK	**NY**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WARREN SPAR **(212) 490-6525**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COOPERMAN & COMPANY LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 30 2008
THOMSON REUTERS

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **WARREN SPAR**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SPARRING PARTNERS CAPITAL LLC**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

JANE MACK
Notary Public - State of New York
NO. 01MA6070495
Qualified in New York County
My Commission Expires 3/4/10

Jane Mack
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPARRING PARTNERS CAPITAL, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

SPARRING PARTNERS CAPITAL, LLC
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Sparring Partners Capital, LLC

We have audited the accompanying statement of financial condition of Sparring Partners Capital, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sparring Partners Capital, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

March 7, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

SPARRING PARTNERS CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	2,198,647
Fees receivable		1,106,488
TOTAL ASSETS	$	3,305,135

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	24,725
Accrued income taxes		48,648
Total liabilities		73,373
Commitments and contingencies (Note 7)		
Member's equity		3,231,762
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,305,135

See accompanying notes to statement of financial condition.

SPARRING PARTNERS CAPITAL, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital, LLC (the "Company") was formed as a New Jersey Limited Liability Company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company records revenue from services when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market accounts.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in a bank account that, at times, may exceed federally insured limits.

The Company derived approximately 50% of its revenues from contractual arrangements with three clients. Receivables at December 31, 2007, are due from two clients.

NOTE 4. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company is subject to New York City Unincorporated Business Tax.

NOTE 5. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company maintains a 401(a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees are fully vested in company contributions who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company, and are eligible to participate in the plan. During 2007, the Company made a contribution to the profit-sharing plan in the amount of $98,600. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in company contributions.

Defined Benefit Plan

In 2007, the Company adopted a cash balance pension plan. The plan covers certain highly compensated members and employees and substantially all of the non-highly compensated employees. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for the defined benefit plan.

Changes in projected benefit obligation:		
Benefit obligation at January 1, 2007	$	-
Service cost		99,052
Interest cost		5,448
Amendments		-
Actuarial gain		-
Benefits paid		-
Benefit obligation at December 31, 2007	$	104,500
Change in plan assets:		
Fair value of plan assets at January 1, 2007	$	-
Actual return on plan assets		181
Employer contribution		104,500
Benefits paid		-
Fair value of plan assets at December 31, 2007	$	104,681
Funded status of the Plan:	$	104,500
Unrecognized actuarial loss		-
Unrecognized prior service cost		-
Net amount recognized	$	104,500

NOTE 5. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

Amounts recognized in the Statement of Financial Condition consist of:

Prepaid benefit cost	$	-
Accrued benefit liability		-
Intangible asset		-
Accumulated other comprehensive income		-
Net amount recognized	$	-

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2007:

Discount rate	5.50%
Rate of compensation increase	0.00%

The following are weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2007:

Discount rate	5.50%
Rate of compensation increase	0.00%

Components of net periodic benefit cost are as follows:

Service cost	$	99,052
Interest cost		5,448
Expected return on plan assets		-
Amortization of prior service cost		-
Recognized actuarial loss		-
Net periodic benefit cost	$	104,500

The Company contributed $104,500 to its pension plan in 2007. At December 31, 2007, the Company's pension plan was invested 100% in a money market fund. The target asset allocation is various index and mutual funds, including both equity and high quality fixed income funds.

The Company does not expect to make any pension benefit payments in the next ten years.

NOTE 6. RELATED PARTY TRANSACTIONS

The sole member of the Company is also the owner of a related entity. During 2007, rent for the office space occupied by the Company, for which this affiliate is primarily responsible as lessee, was paid by the Company. Rent and the related expenses reflected in the accompanying statement of operations for the year ended December 31, 2007, totaled approximately $84,600.

NOTE 7. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2007, the Company's minimum net capital of approximately $2,125,000 was in excess of the required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was approximately 0.035 to 1 at December 31, 2007.

END